FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM To Oppose Certicom's Applications	2

Document 1

December 22, 2008

FOR IMMEDIATE RELEASE

RIM To Oppose Certicom's Applications

Waterloo, ON – Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) announced today that it has been advised that Certicom Corp. ("Certicom") (TSX: CIC) intends to apply to the Ontario Superior Court of Justice and the Ontario Securities Commission for an injunction and cease trade order, respectively, preventing RIM from acquiring Certicom shares under RIM's offer, dated December 10, 2008, for all of Certicom's shares at a price of CDN$1.50 per share. While this course of conduct is consistent with Certicom's past conduct in rebuffing RIM's overtures to conclude a negotiated transaction with Certicom, RIM is disappointed that Certicom's directors are again attempting to keep the decision as to whether to accept RIM's offer out of Certicom shareholders' hands.

RIM understands that the basis of the injunction and cease trade applications is Certicom's allegation that RIM used confidential information contrary to the terms of agreements entered into between RIM and Certicom, and an alleged related failure by RIM to make proper disclosure in its offer to purchase and circular sent to Certicom's shareholders. RIM intends to vigorously oppose Certicom's allegations.

Certicom has an obligation under securities laws to publicly disclose all material information on a continuous basis. If the Certicom directors are of the view that there is any other material information that has not been disclosed to Certicom's shareholders, the Certicom directors should disclose such information in their directors' circular, which is to be mailed to Certicom shareholders by December 29, 2008.

RIM intends at the appropriate time to bring an application to the Ontario Securities Commission to cease trade Certicom's shareholder rights plan.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's proposed acquisition of Certicom, RIM's intention to vigorously oppose Certicom's applications and RIM's intention to bring its own application to the Ontario Securities Commission to cease trade Certicom's shareholder rights plan. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including its perception of the timing, terms and benefits of the proposed acquisition. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the inherent uncertainty relating to the outcome of litigation and regulatory proceedings; RIM's ability to successfully integrate the operations of Certicom; RIM's ability to increase the adoption of Certicom's technology and realize upon its anticipated growth prospects and potential synergies; the timing and receipt of regulatory and governmental approvals necessary to complete the acquisition and any undertakings agreed to in connection with the receipt of such approvals; RIM's ability to attract and retain Certicom's key employees following the acquisition; RIM’s ability to enhance Certicom's current products and develop new products utilizing Certicom's elliptic curve cryptography technology; other risks relating to Certicom’s business; risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s and Certicom's intellectual property rights; RIM’s ability to enhance its current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition. Certain of these risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research in Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication and distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published and distributed should inform themselves about and observe such restrictions. RIM's offer for Certicom is not being made in, nor will deposits of securities be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, RIM may, in its sole discretion, take such action as it deems necessary to extend the offer in any such jurisdiction.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 22, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer